ROYAL BANCSHARES OF PENNSYLVANIA, INC.
732 Montgomery Avenue
Narberth, Pennsylvania 19072

August 31, 2012

VIA EDGAR and Facsimile

Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Re:	Royal Bancshares of Pennsylvania, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 000-26366

Dear Mr. Windsor:

We are responding to your letter, dated August 7, 2012, relating to the filings of Royal Bancshares of Pennsylvania, Inc. (the “Company”).  Each of your comments is set forth below, together with the Company’s related response.  For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A.  Risk Factors

Our business may be impacted by the existence of the agreement…, page 18

1. Revise this risk factor, beginning with your next 10-Q, to clarify your status with regard to the increased capital ratios that you must meet, including your status with regard to each ratio as of the end of the relevant period.

In the Form 10-Q for the period ending June 30, 2012 and in future filings, we will add the following two sentences to this risk factor:  “Under the MOU, Royal Bank must maintain a minimum total risk-based capital ratio and a minimum Tier 1 leverage ratio of 12% and 8%, respectively. At June 30, 2012, based on capital levels calculated under RAP, Royal Bank’s total risk-based capital and Tier 1 leverage ratios were 16.52% and 9.37%, respectively.”

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates, page 29

2. Since Royal Bancshares of Pennsylvania continues to have elevated levels of problem assets, and continues to generate net-losses, consider providing investors with management’s views of the factors that have affected your results and are likely to affect results in coming periods in your future filings, beginning with your next 10Q. For instance, are there specific economic trends in your market area, or particular types of loans that have disproportionately affected your results? Are there particular reasons that management believes that results will continue in the current pattern, or might change over time? We also note that your net interest income and your average assets have declined in each of the last three years as a result of deleveraging your balance sheet. Please refer to Item 303(a) for Regulation S-K and Release No. 33-8350.

In the Form 10-Q for the period ending June 30, 2012 and in future filings, we will add the following paragraphs to the MD&A under Financial Highlights and Business Results:

“Like many other financial institutions the Company’s financial results were negatively impacted by the recession but the effects on the Company were more pronounced than the effects on its competitors. The concentration of commercial real estate loans coupled with the introduction of additional lines of business resulted in a much higher level of non-performing loans and losses.  The past losses were partially attributed to charge-offs and impairment of commercial, construction and land loans associated with real estate projects, many of which were participation loans outside the Company’s primary market. Some of the participation loans were located in Florida, Nevada, North Carolina and other markets that were overbuilt during the construction boom within the United States from 2000-2007. The Company also launched new business initiatives such as mezzanine lending, real estate joint ventures, hard money lending and equity investments in real estate shortly before the housing bubble burst which contributed to the losses. Additionally, the Company experienced a high level of investment impairment associated with corporate bonds, common stocks, private label mortgage backed securities and real estate investment funds that experienced declines in value during the past few years. Also contributing to the losses were increased costs associated with reduced credit quality, legal expenses related to credit quality issues and the DOJ tax lien investigation, and higher Federal Deposit Insurance Corporation (“FDIC”) assessments resulting from the higher rates for deposit insurance due to the Orders to Cease and Desist (the “Orders”) which were issued in 2009. Finally, the establishment of a valuation allowance in 2008 and subsequent years that currently amounts to $36.4 million, has prevented the Company from utilizing tax credits on losses during the past four years.

As a result of the decline in the outstanding level of non-performing loans ($19.0 million in the past six months), the elimination of higher risk lines of business in 2008 and 2009, the overall reduced book balance of the remaining outstanding non-performing loans and OREO and the minimal migration of large new non-performing loans over the past few quarters, the Company has experienced a reduction in the magnitude of operating losses. Reduced operating expenses associated primarily with lower FDIC assessments have contributed to the improved results recently due to the replacement of the Orders with an informal agreement, known as a memorandum of understanding (“MOU”).  Over the past four quarters all quarterly losses were less than $2.0 million and collectively amounted to only $5.6 million for the most recent fiscal year. This positive trend over the past year of reduced losses is expected to continue as credit quality costs associated with valuation allowances, legal fees and loan collection expenses are expected to decline consistent with the level of non-performing loans. However the Company’s deleveraging strategy, which improved the risk profile of the Company by shedding higher risk assets and paying off higher cost brokered CDs has also had a negative impact on income. The deleveraging has resulted in lower average loan balances and a higher proportion of lower yielding investment securities, which have negatively impacted net interest income, a principal source of income. During the past four years net interest income has declined 32.2%. Due to the continued re-pricing of retail deposits and the redemption of FHLB advances and brokered CDs, net interest income has declined by only 4.1% over the past four quarters. While the Company still expects external headwinds and credit quality to negatively impact financial results over the next few quarters, their effects should be decreased resulting in less volatility than prior years.”

3. In future filings please provide management’s view of the impact of your regulatory agreements, including any actions that management has taken or expects to take in order to meet the requirements set by your regulators and the impact of those actions on your assets, liabilities and earnings.

In the Form 10-Q for the period ending June 30, 2012 and in future filings, we will add the following to the disclosure included in the MD&A under the caption “REGULATORY ORDERS:”

Under FDIC and Department of Banking Orders:  “Following the issuance of the Orders, management implemented plans to address key areas that were noted in the Orders.  Management was successful in executing these plans and reduced classified assets, delinquencies, commercial real estate concentrations, reliance on non-core deposits and wholesale funding sources and strengthened capital ratios which were all factors that contributed to replacing the Orders with an MOU.  Management has continued to improve in each of these areas since the Orders were replaced with the MOU.  Included in the MOU is the continued requirement of maintaining a leverage ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 12%.  At June 30, 2012, based on capital levels calculated under RAP, Royal Bank’s total risk-based capital and Tier 1 leverage ratios were 16.52% and 9.37%, respectively.”

At the end of the Federal Reserve Agreement: “In order to meet the requirements, primarily maintaining adequate capital ratios, in the previous Orders, the current MOU, and the Federal Reserve Agreement, management adopted a strategy to deleverage the balance sheet.    This strategy assisted in reducing the level of classified assets by giving management the ability to actively pursue exit strategies on loans and OREO which were at historically high levels.  The deleveraging was largely accomplished by reducing brokered deposits from $226.9 million at June 30, 2009 to $0 as of June 30, 2012.  In addition, borrowings were reduced by $160.3 million during the same three year period.  During the past few years, the Company recorded significant impairment charges and carrying costs on non-accrual loans and OREO which has weighed heavily on earnings and was the largest contributing factor to the Company’s continued losses.  As a result of the significant decline in level of classified assets, there has been a corresponding reduction in impairments, the provision for loan and lease losses, and the overall carrying costs associated with classified assets.  The deleveraging of the balance sheet has also reduced earning assets which has resulted in a decline in net interest income and has had a significant impact on overall earnings. To improve net interest margin and net interest income, management is diligently working on changing the mix of earnings assets and interest bearing liabilities.  In the event further deleveraging is necessary to maintain the required capital levels, net interest income would be impacted.”

Item 8.  Financial Statements and Supplementary Data

Financial Statements for the Year ended December 31 2011

Note 13 – Legal Contingencies, page 111

4. We note your disclosures related to the DOJ investigation since March 4, 2009 into CSC and RTL, two of your consolidated subsidiaries engaged in the tax lien business. We further note your disclosure that the former President of CSC and RTL entered into a plea of guilty on February 23, 2012, and that it was possible that the outcome of the investigation could result in fines and penalties being assessed against both CSC and RTL. We also note your disclosure on page 112 that as of the date of the filing, you could not reasonably estimate the possible loss or range of loss. Please supplementally explain to us:

•	the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and

Each quarter management contacts Morgan Lewis & Bockius LLP, special legal counsel for the Company related to the DOJ matter, to receive an update on the status of the DOJ investigation. Management reviews the information provided in each update, which is based in part on direct discussions between such counsel and the DOJ during each quarter relating to the ongoing investigation, to determine if a loss contingency can be reasonably estimated.  In connection with its review, management considers the likelihood that a future loss will be realized, in this situation a possible fine, and the ability to reasonably estimate a loss as required under ASC Topic 450.

•
what specific factors caused the inability to estimate the possible loss or range of loss at December 31, 2011. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In assessing the ability to estimate the possible loss or range of loss at December 31, 2011, the Company considered the following factors:  As of March 30, 2012, the date of filing the Company’s Form 10-K for the year ended December 31, 2011, the DOJ had not indicated to the Company or its counsel any change in the Company’s status as it related to the DOJ tax lien investigation.  As disclosed in the Company’s filings since the third quarter of 2009, CSC and RTL had each been advised that it was a subject of the DOJ investigation but was not a target of such investigation. Each of CSC, RTL and the Company have continuously cooperated with the DOJ investigation since CSC and RTL received subpoenas relating to the matter in March 2009.  As disclosed in the Form 10-K filed on March 30, 2012, the former President of CSC and RTL (whose employment had been effectively terminated in November 2010) entered a plea of guilty to one count of bid rigging on February 23, 2012.  As a result of the plea entered by the former President of CSC and RTL, and discussions with the Company’s DOJ matter counsel about the plea, the Company determined that the outcome of the DOJ investigation could result in claims by the DOJ against CSC and RTL, although the Company was unable at the time of filing the Form 10-K to conclude that the likelihood of an unfavorable outcome was either probable or remote.  Because the status of the Company’s subsidiaries as subjects but not targets of the investigation had not changed to the Company’s knowledge as of the date of filing the Form 10-K on March 30, 2012 and because the fact of the guilty plea to one count of bid rigging by the former President of the Company’s subsidiaries in late February 2012 did not in the Company’s view in and of itself provide sufficient information to quantify or estimate possible loss or range of loss at December 31, 2011 relating to the DOJ investigation, the Company concluded that it was not able to estimate the range of possible loss for this matter as of the March 30, 2012 filing date for the Form 10-K.

5. We further note on page 29 of your Form 10-Q for the quarter ended March 31, 2012, your disclosure that “Based on recent developments, however, including discussions with the DOJ and in light of the plea entered by the former President of CSC and RTL, the Company now believes that the outcome of the investigation will result in fines and penalties being assessed against both CSC and RTL.” We also note that you accrued $1.6 million for the period ended March 31, 2012 as a reasonable estimate for a loss contingency relating to the DOJ investigation. Please address the following in this regard:

•
Given that the annual 2011 financial statements were issued on March 30, 2012, please tell us how you considered the guidance in ASC 450-20-25 in concluding that an accrual for a loss contingency was not required at December 31, 2011;

As indicated in the response above, as of the date of filing the Form 10-K on March 30, 2012, the Company had not been advised that there had been any change in its status and the representations previously made to the Company by the DOJ that its subsidiaries, CSC and RTL, were subjects, and not targets, of the DOJ investigation.  Accordingly, the Company had no reason to believe at the date of filing the Form 10-K for the year ended December 31, 2011 on March 30, 2012 that a potential loss resulting from the DOJ investigation was probable; therefore, the Company concluded that no accrual as of December 31, 2011 was required with respect to the DOJ investigation under ASC 450-20-25.

•	Tell us what specific factors caused you to accrue $1.6 million during the period ended March 31, 2012 which were not known to you at the issuance date of your annual 2011 financial statements;

As a result of statements by DOJ representatives to the Company’s DOJ matter counsel made after the filing of the Form 10-K, the Company’s Finance Department reviewed ASC Topic 450 and concluded that a loss relating to the DOJ investigation was now probable and that a reasonable estimate relating to potential fines resulting from the DOJ investigation should be accrued for the first quarter of 2012.  Although the Company intends to pursue further discussions with the DOJ through its DOJ matter counsel with respect to mitigating the amount of any potential fine, the Company concluded, based on federal sentencing guidelines utilized in connection with the guilty plea of the former President of CSC and RTL, that an accrual of $1.6 million represented a reasonable estimate of the potential loss relating to the DOJ investigation.  The Company’s outside securities counsel, Stevens & Lee, P.C, and the Chairman of the Company’s audit committee concurred in that conclusion.

•
With respect to various litigation matters at March 31, 2012, we note you state that you cannot estimate the reasonably possible loss, or additional loss, or range of loss as of the date of the filing. Please tell us the specific factors that caused the inability to estimate the possible loss or range of loss beyond the $1.6 million accrued as of March 31, 2012.

As a result of the plea agreements of the former President of CSC and RTL and others resulting from the DOJ investigation, a number of class action lawsuits have been filed against the former President of CSC and RTL, CSC, RTL, the Company and certain other parties.  Management considered the guidance in ASC Topic 450 and determined that an estimate of a reasonable loss, if any, was not able to be determined at this point in time based upon discussions with legal counsel.  Counsel indicated to the Company that the lawsuits will likely take multiple years for final disposition, that the lawsuits would most likely be consolidated into one class action at a later date, and that the merits of the lawsuits have yet to be determined. In addition, the lawsuits have only recently been filed, no discovery has yet occurred, and the Company intends to defend the lawsuits vigorously.  It is also important to note that, notwithstanding the guilty plea to one count of bid rigging entered into by the former President of CSC and RTL, the DOJ has not disclosed to the Company or the Company’s DOJ matter counsel the extent to which the former President of CSC and RTL may have actually participated in bid rigging, which further precluded the Company from reasonably estimating a loss, if any, resulting from the lawsuits as of March 31, 2012.  SEC counsel concurred with management that it was premature to estimate a reasonable loss as of March 31, 2012 based on the facts available at the time of filing the Form 10-Q for the quarter then ended.

Management will continue to review with counsel on at least a quarterly basis both the DOJ investigation and the related litigation as they relate to the requirements of ASC 450.   In that regard, the Company increased the accrual relating to the DOJ investigation by an additional $400,000 to a total of $2.0 million as of the end of the second quarter of 2012, as disclosed in the Form 10-Q for the quarter ended June 30, 2012.  The additional amount was accrued as a result of further discussions between the Department of Justice and the Company’s DOJ matter counsel on July 17, 2012.

Note 15 – Regulatory Capital Requirements, page 113

6. We note your disclosure that you have a disagreement with the FDIC regarding how income from Royal Bank’s tax lien business should be recognized on Consolidated Reports of Condition and Income (the “Call Report”). We also note disclosure on page 114 that states your current accrual method is in accordance with U.S. GAAP. So that we may better understand your accounting please tell us:

•	How a typical tax lien transaction takes place from purchase through disposition of acquired property including how income is generated and reported on an accrual basis;

A tax sale certificate is issued by a municipality evidencing the purchase of a superior lien interest in a property.  The tax sale certificate is recorded in the county clerk’s office and evidence of this recording is maintained on file.  Payment is made for the purchase of the tax sale certificate at the time of the sale.  Evidence that the payment was made is shown on the individual tax sale certificate.  The sales price is determined at the tax sale auction.  The interest rate is set at the time of the auction as well.  Both the sales price and the interest rate are included on the original recorded tax sale certificate (a copy of a recorded tax sale certificate is attached for reference).  Subsequent tax payments that are unpaid are typically paid by certificate holders and interest is accrued on these payments as well.  Based on historical performance over 90% of the tax payers redeem the tax sale certificates prior to the time foreclosure can commence, which in the state of New Jersey is two years from the date of the original certificate.  In the event the tax certificate is not redeemed, a foreclosure process begins.

According to Statement of Financial Accounting Concepts No. 6: 78, revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.  Royal Bank America is in the business of lending money which is the ongoing central operation.  Buying tax sale certificates is a form of lending similar to factoring, where an owner of receivables sells to a third party who then collects the revenue.  In the case of tax certificates, the owner of the original receivable is a municipality that in turn sells all of the rights that are governed by municipal law to a third party.  The municipalities also guarantee the validity of the lien.

According to Statement of Financial Accounting Concepts No. 6: 79, revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations.  The assets increase by revenues that may be of various kinds- for example, cash, claims against customers or clients, other goods or services, or increased value of a product resulting from production.  Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names- for example output, deliveries, sales, fees, interest, dividends, royalties, and rent- depending on the kinds of operations involved and the way revenues are recognized.  Contractual interest due as a result of lending is recognized on an accrual basis.  Since buying tax liens is a form of lending, revenues should be recognized on an accrual basis.  Furthermore, as previously mentioned tax sale certificates are recorded documents that clearly state the interest rate that will be charged to the taxpayer for each day that the tax sale certificate is unpaid.  Statement of Position 01-6 states that interest and fees should be recognized into income when chargeable, assuming that collectability is reasonably assured.  Based on the historical collection performance over the past ten years it is clear that the expected cash inflows as a result of interest due on tax sale certificates is reasonably assured and appropriate to be recognized on an accrual basis.

•	The composition of your tax lien portfolio as of December 31, 2011 and 2010;

The composition of the portfolio is a mixture of commercial and residential properties as well as land in the state of New Jersey.

•	Your income recognition policy related to the various components of your tax lien business;

By way of background, since June 22, 2001, Royal Bank America which is a wholly owned subsidiary of the Company holds a 60% ownership interest in two tax lien subsidiaries.  The income generated from these subsidiaries has always been accounted for under the accrual method as noted in the response above.  During a routine safety and soundness exam which began in the second quarter of 2010 and was led by the Federal Deposit Insurance Corporation (“FDIC”) a disagreement over the method of accounting for interest on the tax lien portfolio developed.  The Company’s stance has been the same since the initial acquisition that based on GAAP literature the accrual method of accounting was appropriate.

•	The authoritative guidance you relied upon to conclude that your income recognition is in accordance with U.S. GAAP

The Company relied primarily on SOP 3-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This Statement of Position addresses accounting for loans acquired by an organization. The purchase of impaired loans doesn’t require that the purchaser place such loans on their financial statements as non-performing or impaired loans. Since there was a transaction associated with the purchase, the loan is placed on the balance sheet at fair market value and is treated as a performing loan, notwithstanding that the original loan prior to purchase was impaired or non-performing. The effective yield is dependent upon the expected cash flows over the life of the asset, with increases in cash flows prospectively recognized over the remaining life of the loan and decreases in cash flows recognized as impairment. In the case of tax certificates, the municipality is selling a tax lien that represents delinquent taxes on residential property, commercial property or land. The claim held by the Company represents a fair value of the outstanding tax lien based upon the actual bidding process that takes place among the various bidders of the tax liens and expected cash flows that are likely to materialize due to the Company’s actual experience of the high payout rate (95%) prior to a foreclosure of the property.

On September 17, 2010, following the submission of materials to the Commission’s Office of Chief Accountant, management of the Company participated in a conference call with Commission staff, led by Mr. John Donahue.  During this call, the Commission staff advised the Company that it would not object to the Company’s methodology for revenue recognition relating to its tax lien portfolio.

The Company has been informed that the joint regulatory banking agencies, which include the FDIC, are in the process of drafting new guidance on income recognition for tax lien operations, which guidance will support the Company’s position for using the accrual method for income recognition in its tax lien operations.

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt by electronic confirmation.

If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 668-4700.

Very truly yours,

ROYAL BANCSHARES OF PENNSYLVANIA, INC.

/s/ Robert A. Kuehl
Robert A. Kuehl
Chief Financial Officer